MySwimPro


AT&T Wi-Fi
8:53 AM
Profile
Fares Ksebati
45 FOLLOWING
134 FOLLOWERS
135.6
MILES
175.7
HOURS
226
WORKOUTS
Top Times
STATS
Week
Month
Year
1800
1500
1200
900
600
300
0
S
M
T
W
T
F
S
Feed
Train
New
Profile
More
Swim
14:23.82
1,350m
1:02
Pace
155
754
Cals

Fares Ksebati
(313) 613-4911
fares@myswimpro.com

Personalized swim training in the palm of your hand.

Problem

Limited Access to Personalized Training

- ♦ Very few swimming programs and instructors available to help athletes achieve goals.
- ♦ Current fitness platforms are not designed for swimmers.

Personal Coaching is Expensive

- ♦ Personal swim coaches cost $50-100/hour.
- ♦ Swim coaches are hard to find.

Isolation of Sport

- ♦ More than 90% of swimmers train by themselves.
- ♦ No digital community exists for swimmers to share, compare, and compete.

Solution

Select Goal



AT&T Wi-Fi
10:12 AM
Train
Freestyle
Distance
Sprint
Kick
IM
Butterfly
Feed
Train
New
Profile
More

Workout



AT&T Wi-Fi
10:15 AM
Cancel
Drop Ladder
Edit
2500 yards
61 minutes
Warm Up 1x
1 × 300 Free No Interval
6 × 50 Kick @ 1:20
Streamline on back
2 × 100 IM @ 2:30
Butterfly, Backstroke, Breaststroke, Freestyle
Pre Set 1x
4 × 50 Drill @ 1:30
Zipper Drill
4 × 25 Drill @ 0:45
3 Strokes + 12 Kicks
Main Set 1x
2 × 300 Pull @ 6:40
2 × 200 Pull @ 4:30
2 × 100 Pull @ 2:20
Warm Down 1x

Analytics



AT&T Wi-Fi
10:13 AM
Profile
Fares Ksebati
72 FOLLOWING
348 FOLLOWERS
175.4 KILOMETERS
202.5 HOURS
265 WORKOUTS
Top Times
STATS
Week
Month
Year
8000
7000
6000
5000
4000
3000
2000
1000
0
wk 1
wk 2
wk 3
wk 4
wk 5
Feed
Train
New
Profile
More

Swimmers choose from 8 workout categories, view instructional video content, and track progress towards goals. Swimmers are 3 taps away from a workout at app launch.

Apple App of the Year

Home Page of App Store


AT&T
9:59 AM
Categories
Featured
BEST OF 2016
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App of the Year
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Take a Moment


Featured
EDITORS' CHOICE
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Stylish, Delightful Brain Teasers
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Music
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Photo & Video
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Photo & Video
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Chameleon Run
Games
Colorcube
Games
Riptide GP: Renegade

September 7, 2016 Keynote

Watch App

Select Activity


MySwimPro
8:21 PM
Start a swim
Select Workout
Pool
Open Water

View Workout


Workout Overview
1:05
Repeat 200s & 100s
Details
2,800m
75 minutes
Start

Swim


Pool Swim
9:54
30:34
975 yd
1:27
pace
104
456
cals

- ♦ Launched the world's first swimming app for Apple Watch.
- ♦ Personal coaching and real-time analytics: HR, calories, pace, distance.
- ♦ Sync workout to watch - coaches you through workout set by set.

Android Wear

Select Activity



10:08
MySwimPro
FEED
PROFILE
SWIM
Mike Allon
71 Workouts
140.47km
19:47
2122 Followers
122 Following
Top Times
Year
Feb - Jan
Feb
Apr
Jun
Aug
Oct
Dec
6,000

Workout



Starting workout

Swim



Sanctuary Rd

Unit Economics


AT&T Wi-Fi
11:14 AM
Go Premium!
Workout of the Day
Get a new workout every day that fits your schedule.
Advanced Analytics
Measure progress towards your goals with detailed analytics graphs on your profile.
Unlock All Stroke Workouts
Mix up training with stroke-specific workouts including: Butterfly, Backstroke, and Breaststroke.
Priority Support
24/7/365 access to our team of swimming experts to help you reach your goals. We're your accountability partner.
Cancel Anytime
7 day free trial!
Start 30 day free trial!
$14.99
/month
$99.99
/year
SAVE $79.89

iPhone

- ♦ Avg Conversion Rate: 3.2%
- ♦ # of Premium Subscribers: 425

Android

- ♦ Avg Conversion Rate: 1.2%
- ♦ # of Premium Subscribers: 75

Premium Athlete: $99.99/year or $14.99/month

- ♦ 82% Retention Rate
- ♦ Cost To Acquire Premium Athlete: $25
- ♦ Payback Period < 3 Months

U.S. Market


Total U.S.
Fitness Swimmers
26.3m
Serious
Lap Swimmers
9.4m
Swim > 50x/year
Beachhead
1m
Ages 25-44
Addressable
Revenue
$2.6B
$900M
$100M

Total Registered Athletes



205,000
153,750
102,500
51,250
0
March
May
July
September
November
January
March
May
July
September
November
January
March
2015
2016

Monthly Recurring Revenue



$8,500
$6,375
$4,250
$2,125
$0
April
May
June
July
August
September
October
November
December
January
February
March

Premium Subscribers



550
440
330
220
110
0
April
May
June
July
August
September
October
November
December
January
February
March
April

Conversion Rate to Premium



4.0%
3.0%
2.0%
1.0%
0
Featured by Apple
0.4%
1.3%
1.8%
0.7%
0.9%
2.1%
3.1%
3.5%
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
iOS
Android

Global Engagement

41% of active users are located in the United States.



Top 10 Countries

- ♦ United States
- ♦ United Kingdom
- ♦ India
- ♦ Brazil
- ♦ Canada
- ♦ Mexico
- ♦ Spain
- ♦ Italy
- ♦ Australia
- ♦ Germany

Customer Acquisition Strategy

Paid Acquisition of Premium Subscribers

- ♦ Highest Tested ROI: iPhone Ads on Facebook with $0.53 cost per install = 2-3 month payback period.
- ♦ App Store Search Advertising in Health & Fitness Category.
- ♦ Incentivized Premium Subscription: Sponsoring athletes for referring premium subscribers.

Social Referral

- ♦ In-app social sharing, feed, friend invite, follow athletes.
- ♦ Creating sticky experiences through leaderboards, challenges, and competitions.

Partnerships

- ♦ National Governing Bodies: U.S. Masters Swimming, USA Swimming, College Swimming.
- ♦ Major Sports Brands sponsoring content and challenges.

Organic

- ♦ Discovery: Ranked #1 or 2. Search "swim" in the App Store. Content: Blogging, video, social, media.
- ♦ Localization and app translation.
- ♦ Google indexing, deep linking to workout content within app.

Marketing ROI Test Metrics

Cost Per Result = Cost Per App Install

	Impressions	Conversions	Cost Per Result	Conversion Rate	Spend
Apple Search Ads					
Swimming	4506	183	$0.18	4.1%	33.82
Triathlon	8516	436	$0.16	5.1%	67.93
Facebook					
iPhone Downloads	53,505	761	$0.53	1.4%	$403.30
Android Downloads	15,279	271	$0.83	1.8%	$224.49
Promotional Posts	152,080	48,907	$0.01	32.2%	$255.09
Instagram					
iPhone	52,831	47	$1.70	0.1%	$80.00
Promotional Posts	1,508	17	$0.59	0.0%	$10.00
Twitter					
iPhone	30,510	66	$1.21	0.2%	$80.00
Total Digital Marketing Tested	318,735				$1,154.63

Competitive Landscape

	MySwimPro	speedo	swim.com	
Coaching	✓	☐	☐	☐
Wearable	✓	☐	✓	☐
Workout Log	✓	☐	☐	✓
Analytics	✓	✓	✓	☐
Community	✓	☐	☐	☐

Financial Projection


($ Millions)
10
5
0
.02
.16
1.1
5.7
11.3
2016
2017
2018
2019
2020
Revenue
Net Income

*Projections are displayed to show potential Revenue and Net Income. Any metrics displayed after 2016 are dependent on variables made outside of our control and may not materialize as displayed.

Competitive Landscape

	MySwimPro	speedo	swim.com	
Coaching	✓	☐	☐	☐
Wearable	✓	☐	✓	☐
Workout Log	✓	☐	☐	✓
Analytics	✓	✓	✓	☐
Community	✓	☐	☐	☐

Product Roadmap

Today | 3 Month | 6 Months | 12 Months



Premium
- ♦ Workouts
- ♦ Video Content
- ♦ Analytics

Social
- ♦ Feed
- ♦ Follow Athletes
- ♦ Sharing

Wearable
- ♦ Apple Watch
- ♦ Android Wear
- ♦ Garmin, Fitbit

Community
- ♦ Leaderboards
- ♦ Challenges
- ♦ 3rd Party App Integrations

Vision: The GLOBAL platform for aquatic health and fitness!

Team



Fares Ksebati

CEO, Nationally Recognized Coach



Peter Vanderkaay

Advisor, 3x Olympic Swimmer



Michael Allon

Co-Founder, Android Lead



Adam Oxner

Co-Founder, iOS Lead

Advisors: Mitch Thrower (Chairman: Events.com, Triathlete Magazine, 22x Ironman)
Todd Sullivan (Serial Sports-Tech Entrepreneur, Sierra Wasatch Capital)

Michigan GreenLight Business Competition



green light BUSINESS MODEL COMPETITION
michigan
Date 3/29/17
PAY TO THE ORDER OF My SwimPro
$ 40,000.00
forty thousand and 00/100
DOLLARS
MEMO Grand Prize
MEDC

Ask

- ♦ Raising $1M
- ♦ SAFE, $5M CAP: wefunder.com/myswimpro
- ♦ $50k committed from Invest Detroit Ventures

Prior Funding

- ♦ $50k Invested (SAFE) by the Regents of the University of Michigan
- ♦ $25k Non-dilutive Grant from Innovation Fund of America
- ♦ $40k Non-dilutive Grant from MEDC (GreenLight Business Competition Grand Prize)

Use of Funds

- ♦ Customer Acquisition
- ♦ Product Development

Industry Acquisitions

2014	2015	2016
$475m myfitnesspal	€220m runtastic	$85m runkeeper
$85m endomondo	Undisclosed hot5.co	$20m Rise
$150m mapmyfitness	$17.8m FITSTAR	Undisclosed sportsengine


MySwimPro
Empowering Aquatic Prowess For All Swimmers
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